5075 Westheimer, Suite 890, Houston, TX 77056
713-369-0550 Fax: 713-369-0555
June 25, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010
Attention: H. Roger Schwall, Assistant Director

Re:	Allis-Chalmers Energy, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed June 9, 2008
File No. 333-149326

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 1-02199
Filed March 7, 2008

Amendment No. 1 to Annual Report on Form 10-K for the Fiscal Year Ended
December 31, 2007
File No. 1-02199
Filed April 29, 2008
Ladies and Gentlemen:
     We have received your letter dated June 20, 2008 (the “Comment Letter”), addressed to Mr. Victor M. Perez, Chief Financial Officer of Allis-Chalmers Energy, Inc. (“Allis-Chalmers”), pursuant to which you provided comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) pertaining to (a) Amendment No. 2 to our Registration Statement on Form S-4 (File No. 333-149326) filed with the SEC on June 9, 2008 (the “Registration Statement”), (b) our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 1-02199) filed with the SEC on March 7, 2008 and (c) Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (File No. 1-02199) filed with the SEC on April 29, 2008. In response to the Staff’s comments pertaining to our 2007 Annual Report, we have prepared and are submitting supplementally for your review, in draft form, excerpted revised pages that we plan to include in Amendment No. 2 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Draft 10-K/A”).

Securities and Exchange Commission
Division of Corporation Finance
June 25, 2008

     In addition, we plan to file Amendment No. 3 to the Registration Statement (the “Registration Statement Amendment”), as soon as practicable, and the Registration Statement Amendment will include tax opinions filed as exhibits 8.1 and 8.2 in response to comment 1 of the Comment Letter. The excerpted pages from our Draft 10-K/A include marked amendments to the disclosure contained in our 2007 Annual Report, as amended, that we propose to make in response to comments 2, 3 and 4 of the Comment Letter. Pursuant to our recent discussion with Ms. Campbell Duru of the Staff, we request a review by the Staff of those excerpted pages from our Draft 10-K/A, with a view toward resolution of all the Staff’s comments to our 2007 Annual Report, prior to our filing via EDGAR of the actual amendment. We intend to file Amendment No. 2 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 upon the resolution of all the Staff’s related comments.
     For your convenience, the comments contained in your comment letter are set forth below verbatim in italicized text. Our responses appear below in the plain text following the copies of your comments.
S-4/A
General
1.	Please file all missing exhibits. In this regard, we note the tax legality opinions have not been filed.

Our response. We plan to file all remaining exhibits to the Registration Statement, including the tax opinions, as soon as practicable, when we file the Registration Statement Amendment.
Form 10-K for the Fiscal Year Ended December 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations, page 33
2.	Please expand your consolidated and segment results of operations discussion to provide greater insight into the underlying reasons for variances, and guidance on whether or not the results of operations are indicative of expected results. The objective should be to provide information about the quality and potential variability of earnings and cash flow, so readers can ascertain the likelihood that past performance is indicative of future performance. Additionally, when you attribute changes in significant items to more than one factor or element breakdown and quantify the impact of each factor or element. Please refer to FRC Section 501.04 and .12.

Our response. We have provided supplementally to you excerpted pages from our Draft 10-K/A, which are marked to show our proposed changes to our disclosure. The section of the Draft 10-K/A appearing under the caption “Management’s Discussion and

Securities and Exchange Commission
Division of Corporation Finance
June 25, 2008

Analysis of Financial Condition and Results of Operations” contains a discussion providing greater insight into the underlying reasons for variances, and guidance on whether our results of operations are indicative of expected future results. Please see the marked proposed revisions appearing on pages 2 through 8 of the excerpted pages of the Draft 10-K/A. Please note, however, that because we do not separately track the effect of particular capital expenditures, and in many instances, we have quickly integrated acquired assets and businesses into our existing operations, the effects of those capital expenditures and acquisitions on our results of operations are not identifiable.
Notes to Consolidated Financial Statements
Note 12 Condensed Consolidated Financial Information, page 80
3.	We note the condensed consolidating statements of cash flows for the year ended December 31, 2006 on page 87 has been labeled as unaudited. Please tell us why you have labeled this statement as unaudited, and why you believe this presentation complies with the requirements of Rule 3-10 of Regulation S-X.

Our response. The condensed consolidating statement of cash flows for the year ended December 31, 2006 was labeled as “unaudited” in error, and we will correct the error when we file Amendment No. 2 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2007.
10-K/A
Executive Compensation, page 7
Compensation Discussion & Analysis, page 7
Annual Incentive Compensation, page 10
4.	In your discussion of the annual incentive bonus, you disclose that consideration is given to “specified earnings guidance” and the completion of “individual goals pertaining to specified job responsibilities”. Please identify the financial and non-financial goals or targets established for fiscal 2007 that were used to determine your named executive officers’ incentive compensation. To the extent you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss bow difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S K.

Securities and Exchange Commission
Division of Corporation Finance
June 25, 2008

Our response. In response to the Staff’s comment, we intend to revise the disclosure under the caption “Compensation of Named Executive Officers” as marked on the excerpted pages of the excepted pages of our Draft 10-K/A.
     If you have any further comments, please contact the undersigned by telephone at (713) 369-0550 or by fax at (713) 369-0555, with a copy to Henry Havre of Andrews Kurth LLP, by fax at (713) 238-7279. We thank you in advance for your prompt consideration of our responses.

Very truly yours, ALLIS-CHALMERS ENERGY INC.
By:	/s/ Victor M. Perez
Victor M. Perez

Enclosures

cc:	Mellissa Campbell Duru, SEC Mark Wojciechowski, SEC Jill Davis, SEC Henry Havre, Andrews Kurth LLP Andrew M. Tucker, Andrews Kurth LLP Seth R. Molay, P.C., Akin, Gump, Strauss, Hauer & Feld, L.L.P.

PART II
ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion and analysis should be read in conjunction with our selected historical financial data included in our Original Form 10-K and our ~~accompanying~~ financial statements and the notes to those financial statements included elsewhere in this document. The following discussion contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect our plans, estimates and beliefs. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of risks and uncertainties, including, but not limited to, those discussed under “Item 1A. Risk Factors.” included in our Original Form 10-K.
Overview of Our Business
     We are a multi-faceted oilfield services company that provides services and equipment to oil and natural gas exploration and production companies throughout the United States, including Texas, Louisiana, New Mexico, Colorado, Oklahoma, Mississippi, Wyoming, Arkansas, West Virginia, offshore in the Gulf of Mexico, and internationally, primarily in Argentina and Mexico. We operate in six sectors of the oil and natural gas service industry: Rental Services; International Drilling; Directional Drilling; Tubular Services; Underbalanced Drilling and Production Services.
     We derive operating revenues from rates per job that we charge for the labor and equipment required to provide a service and rates per day for equipment and tools that we rent to our customers. The price we charge for our services depends upon several factors, including the level of oil and natural gas drilling activity and the competitive environment in the particular geographic regions in which we operate. Contracts are awarded based on the price, quality of service and equipment, and the general reputation and experience of our personnel. The demand for drilling services has historically been volatile and is affected by the capital expenditures of oil and natural gas exploration and development companies, which can fluctuate based upon the prices of oil and natural gas or the expectation for the prices of oil and natural gas.
     The number of working drilling rigs, typically referred to as the “rig count,” is an important indicator of activity levels in the oil and natural gas industry. The rig count in the United States increased from 862 as of December 31, 2002 to 1,763 as of February 29, 2008, according to the Baker Hughes rig count. Furthermore, directional and horizontal rig counts increased from 283 as of December 31, 2002 to 817 as of February 29, 2008, which accounted for 33% and 46% of the total U.S. rig count, respectively. The offshore Gulf of Mexico rig count, however, decreased to 58 rigs at February 29, 2008 from 90 rigs one year earlier. We believe this is due to the relocation of rigs to international markets as a result of the high oil prices.
     Our cost of revenues represents all direct and indirect costs associated with the operation and maintenance of our equipment. The principal elements of these costs are direct and indirect labor and benefits, repairs and maintenance of our equipment, insurance, equipment rentals, fuel and depreciation. Operating expenses do not fluctuate in direct proportion to changes in revenues because, among other factors, we have a fixed base of inventory of equipment and facilities to support our operations, and in periods of low drilling activity we may also seek to preserve labor continuity to market our services and maintain our equipment.
Results of Operations
     In April 2005, we acquired all of the outstanding stock of Delta and, in May 2005, we acquired all of the outstanding stock of Capcoil. We report the operations of Downhole and Capcoil in our Production Services segment and the operations of Safco and Delta in our Rental Services segment. In July 2005, we acquired the 45% interest of M-I in our Underbalanced Drilling subsidiary, AirComp, making us the 100% owner of AirComp. In addition, in July 2005, we acquired the underbalanced drilling assets of W. T. On August 1, 2005, we acquired all of the outstanding capital stock of Target. We included Target results in our Directional Drilling segment because Target’s measurement while drilling equipment is utilized in that segment. On September 1, 2005, we acquired the casing and tubing service assets of Patterson Services, Inc. We consolidated the results of these acquisitions from the day they were acquired.
     In January 2006, we acquired all of the outstanding stock of Specialty and in December 2006, we acquired substantially all of the assets of OGR. We report the operations of Specialty and OGR in our Rental Services segment. In April 2006, we acquired all of the outstanding stock of Rogers. We report the operations of Rogers in our Tubular Services segment. In August 2006, we acquired all of the outstanding stock of DLS and in December 2006, we acquired all of the outstanding stock of Tanus. We report the operations of DLS and Tanus in our International Drilling segment. In October 2006, we acquired all of the outstanding stock of Petro Rentals. We report the operations of Petro Rentals in our Production Services segment. We consolidated the results of these acquisitions from the day they were acquired.
     In June 2007, we acquired all of the outstanding stock of Coker and in July 2007, we acquired all of the outstanding stock of Diggar and in November 2007, we acquired substantially all of the assets of Diamondback. We report the operations of Coker, Diggar and Diamondback in our Directional Drilling segment. In October 2007, we acquired all of the outstanding stock of Rebel. We report the operations of Rebel in our Tubular Services segment. We consolidated the results of these acquisitions from the day they were acquired.
     The foregoing acquisitions affect the comparability from period to period of our historical results, and our historical results may not be indicative of our future results.
Comparison of Years Ended December 31, 2007 and December 31, 2006
     Our revenues for the year ended December 31, 2007 were $571.0 million, an increase of 83.6% compared to $311.0 million for the year ended December 31, 2006. Revenues increased in all of our business segments due principally to the acquisitions completed during the two year period ended December 31, 2007, the investment in new equipment and the opening of new operating locations. The most significant increase in revenues was due to the acquisition of DLS on August 14, 2006 which established our International Drilling segment. The International Drilling segment generated $215.8 million in revenues for the twelve months ended December 31, 2007 compared to $69.5 million for the period from the date of the DLS acquisition to December 31, 2006. Revenues also increased significantly at our Rental Services segment due to the acquisition of the OGR assets on December 18, 2006. The OGR assets, including its two rental yards, expanded our assets available for rent. We generated $82.2 million for the twelve months ended December 31, 2007 compared to $2.1 million for the period from the date of acquisition of the OGR assets to December 31, 2006. We experienced a decline in demand for our Rental Services in the last half of 2007 due to the hurricane season and a reduction of drilling activity in the U.S. Gulf of Mexico as rigs departed the U.S Gulf in favor of the international markets. Our Directional Drilling segment revenues increased in the 2007 period compared to the 2006 period due to acquisitions completed in the third and fourth quarters of 2007 which added downhole motors, measurement-while-drilling, or MWD, tools, and directional drilling personnel resulting in increased capacity and increased market penetration. Revenues increased at our Underbalanced Drilling segment due to the purchase of additional equipment, principally new compressor packages, and expansion of operations into new geographic regions. Revenues increased in our Production Services segment principally due to the $20.6 million in revenues from the Petro-Rental acquisition completed October 16, 2006 and additional coil tubing equipment acquired in 2007, which was offset by a decrease in our revenue from capillary assets of $6.7 million which were sold on June 29, 2007. Except for our Rental Services segment, we believe these gains in revenues are sustainable dependent on a favorable oil and natural gas price environment, a stable rig count and the level of capital expenditures of our customers. Future growth and increased revenues in our Rental Services segment is contingent upon achieving success in marketing our rental assets to the U.S. land drilling and international markets, and improvement in the offshore U.S. Gulf of Mexico activity.
     Our gross margin for the year ended December 31, 2007 increased 69.9% to $178.6 million, or 31.3% of revenues, compared to $105.1 million, or 33.8%, of revenues for the year ended December 31, 2006. The increase in gross profit is due to the increase in revenues in all of our business segments. The decrease in gross profit as a percentage of revenues is primarily due to the 151.3% increase in depreciation expense to $50.9 million in 2007 from $20.3 million in 2006. The primary increase in depreciation expense is due to the ~~acquisition~~acquisitions of the OGR assets, ~~the acquisition of~~ DLS and Petro-Rental and our capital expenditures. The increase in our depreciation expense related to the OGR assets was $15.9 million to $16.6 million for the year ended December 31, 2007 compared to $650,000 for the period from the date of the acquisition of the OGR assets to December 31, 2006. Depreciation expense from DLS increased $7.2 million from $11.3 million for the year ended December 31, 2007 from $4.1 million for the period from the date of the acquisition of DLS to December 31, 2006. Depreciation expense from Petro-Rental for the year ended December 31, 2007 was $3.6 million compared to $688,000 for the period from the date of acquisition of Petro-Rental to December 31, 2006. Our cost of revenues consists principally of our labor costs and benefits, equipment rentals, maintenance and repairs of our equipment, depreciation, insurance and fuel. Because many of our costs are fixed, our gross profit as a percentage of revenues is generally affected by our level of revenues. The sustainability and growth in our gross margin is principally dependent upon the sustainability and growth in our revenues. However, factors affecting the performance of our Rental Services segment in 2007 as discussed previously have a negative impact on our gross margin percentage as our Rental Services segment operates at a higher gross margin than our other segments. Therefore, the level of revenues and gross margin from our Rental Services segment has a significant impact on our overall gross margin and gross margin percentage. We expect our depreciation expense to increase as we continue to purchase capital equipment to strengthen and enhance our existing operations.
     General and administrative expense was $58.6 million for the year ended December 31, 2007 compared to $35.5 million for the year ended December 31, 2006. General and administrative expense increased due to the acquisitions, and the hiring of additional sales, operations, accounting and administrative personnel. As a percentage of revenues, general and administrative expenses were 10.3% in 2007 compared to 11.4% in 2006. General and administrative expense includes share-based compensation expense of $4.7 million in 2007 and $3.0 million in 2006. Without any significant acquisitions, we expect the growth of our general and administrative expense to decrease in the near future as our share-based compensation expense for future years is currently expected to decrease.
     On June 29, 2007, we sold our capillary tubing assets that were part of our Production Services segment. The total consideration was approximately $16.3 million in cash. We recognized a gain of $8.9 million related to the sale of these assets.
     Amortization expense was $4.1 million for the year ended December 31, 2007 compared to $1.9 million for the year ended December 31, 2006. The increase in amortization expense is primarily due to the amortization of intangible assets in connection with our ~~acquisitions.~~acquisition of the OGR assets, which increased $2.2 million to $2.3 million for the year ended December 31, 2007 compared to $96,000 for the period from the date of the acquisition of the OGR assets to December 31, 2006. Without any significant acquisitions, we expect a slight increase in amortization expense as future years will include a full year of amortization of intangible assets related to acquisitions completed in 2007.
     Income from operations for the year ended December 31, 2007 totaled $124.8 million, an 84.2% increase over the $67.7 million in income from operations for the year ended December 31, 2006, reflecting the increase in our revenues ~~and~~of $260.0 million and the resulting increase in our gross profit of $73.5 million, offset in part by increased general and administrative expense of $23.1 million and increased amortization expense of $2.2 million. Our income from operations as a percentage of revenues increased slightly to 21.9% in 2007 from 21.8% in 2006. Income from operations in the 2007 period includes an $8.9 million gain from the sale of our capillary tubing assets in the second quarter of 2007.
     Our net interest expense was $46.3 million for the year ended December 31, 2007, compared to $20.3 million for the year ended December 31, 2006. Interest expense increased in 2007 due to our increased debt. In August 2006 we issued $95.0 million of senior notes bearing interest at 9.0% to fund a portion of the acquisition of DLS. In January 2007 we issued $250.0 million of senior notes bearing interest at 8.5% to pay off, in part, the $300.0 million bridge loan utilized to complete the OGR acquisition and for working capital. This bridge loan was repaid on January 29, 2007. The average interest rate on the bridge loan was approximately 10.6%. Interest expense for 2007 includes the write-off of deferred financing fees of $1.2 million related to the repayment of the bridge loan. Interest expense includes amortization expense of deferred financing costs of $1.9 million and $1.5 million for 2007 and 2006, respectively. Our net interest expense is dependent upon our level of debt and cash on hand, which are principally dependent upon acquisitions we complete, our capital expenditures and our cash flows from operations.
     Our provision for income taxes for the year ended December 31, 2007 was $28.8 million, or 36.4% of our net income before income taxes, compared to $11.4 million, or 24.3% of our net income before income taxes for 2006. The increase in our provision for income taxes is attributable to the increase in our operating income and a higher effective tax rate. The effective tax rate in 2006 was favorably impacted by the reversal of our valuation allowance on our deferred tax assets. The valuation allowance was reversed due to operating results that allowed for the realization of our deferred tax assets.
     We had net income attributed to common stockholders of $50.4 million for the year ended December 31, 2007, an increase of 41.6%, compared to net income attributed to common stockholders of $35.6 million for the year ended December 31, 2006.
     The following table compares revenues and income from operations for each of our business segments for the years ended December 31, 2007 and December 31, 2006. Income from operations consists of our revenues less cost of revenues, general and administrative expenses, and depreciation and amortization:

	Revenues			Income (Loss) from Operations
	2007	2006	Change	2007	2006	Change
	(In thousands)
Rental Services	$121,186	$51,521	$69,665	$49,139	$26,293	$22,846
International Drilling	215,795	69,490	146,305	38,839	12,233	26,606
Directional Drilling	96,080	76,471	19,609	18,848	17,666	1,182
Tubular Services	53,524	50,887	2,637	10,744	12,544	(1,800	~~)~~ )

	Revenues			Income (Loss) from Operations
	2007	2006	Change	2007		2006		Change
	(In thousands)
Underbalanced Drilling	50,959	43,045	7,914	13,091		10,810		2,281
Production Services	33,423	19,550	13,873	10,535		2,137		8,398
General Corporate	—	—	—	(16,414	~~)~~ )	(13,953	~~)~~ )	(2,461	~~)~~ )
Total	$570,967	$310,964	$260,003	$124,782		$67,730		$57,052
     Rental Services. Our Rental Services revenues were $121.2 million for the year ended December 31, 2007, an increase of 135.2% from the $51.5 million in revenues for the year ended December 31, 2006. Income from operations increased 86.9% to $49.1 million in 2007 compared to $26.3 million in 2006. The increase in revenue and operating income is primarily attributable to the acquisition of the OGR assets in December 2006. The OGR assets, including its two rental yards, expanded our assets available for rent. We generated $82.2 million for the twelve months ended December 31, 2007 compared to $2.1 million for the period from the date of acquisition of the OGR assets to December 31, 2006. Income from operations as a percentage of revenues decreased to 40.5% for 2007 compared to 51.0% for the prior year as a result of higher depreciation expense associated with the OGR acquisition and capital expenditures. Our depreciation expense for the OGR assets increased $15.9 million to $16.6 million for the year ended December 31, 2007 compared to $650,000 for the period from the date of acquisition of the OGR assets to December 31, 2006. Rental Services revenues and operating income was impacted by a more competitive market environment due to the decreased U.S. Gulf of Mexico drilling activity in the last half of 2007 ~~due~~attributed to the hurricane season and the departure of drilling rigs in favor of the international markets. Future growth and increased revenues in our Rental Services segment is contingent upon achieving success in marketing our rental assets to the U.S. land drilling and international markets, and improvement in the offshore U.S. Gulf of Mexico activity.
     International Drilling. On August 14, 2006, we acquired DLS which established our International Drilling segment. Our ~~international drilling~~International Drilling revenues were $215.8 million for the year ended December 31, 2007, an increase from the $69.5 million in revenues for the ~~year ended~~period from the date of the DLS acquisition until December 31, 2006. Income from operations increased to $38.8 million in 2007 compared to $12.2 million ~~in~~from the date of the DLS acquisition until December 31, 2006. Income from operations as percentage of revenue increased to 18.0% for 2007 compared to 17.6% for 2006. We believe the increase in the percentage was primarily due to price increases implemented in 2007. During 2007 we placed orders for 16 service rigs (workover rigs and pulling rigs) and four drilling rigs. Four of the service rigs were delivered in the fourth quarter of 2007. We expect all the rigs to be placed in service during the first three quarters of 2008. We believe these levels in revenue and operating income are sustainable assuming a stable rig count and a favorable oil and natural gas price environment in Argentina. Labor-related disruptions affecting the oil and natural gas industry in Argentina and resulting cost increases can affect our revenues and operating margins until we are able to increase rig rates to offset such costs. We expect to benefit from the activation of the new rigs as they are delivered throughout 2008.
     Directional Drilling. Revenues for the year ended December 31, 2007 for our Directional Drilling segment were $96.1 million, an increase of 25.6% from the $76.5 million in revenues for the year ended December 31, 2006. The increase in revenues is due to the purchase of additional MWD tools and the benefit of acquisitions completed in the last half of 2007 which added downhole motors, MWDs, and directional drillers. The additional equipment and personnel enabled us to strengthen our presence in new geographic markets and increase our market penetration. The impact of the additional MWD tools and the acquisitions of Diggar and Coker completed in the last half of 2007 are not easily identifiable as they were quickly integrated with our pre-existing operations. The acquisition of Diamondback provided $1.7 million of revenues from the date of acquisition to December 31, 2007. Income from operations increased 6.7% to $18.8 million for 2007 from $17.7 million for 2006. Income from operations as a percentage of revenues decreased to 19.6% for 2007 compared to 23.1% for the prior year. The decrease in our operating margin as a percentage of revenues is due to increased expenses for downhole motor rentals and repairs, experienced primarily in the first three quarters of 2007 prior to the recent additions to our downhole motor fleet, increased personnel costs and increased depreciation expense. We believe the gain in revenue is sustainable assuming a stable rig count, continued strength in the demand for directional and horizontal drilling services and a favorable oil and natural gas price environment in the U.S. We expect our operating results to benefit from the downhole motors acquired in the Diggar acquisition, the acquisitions of Coker and Diamondback and the purchase of additional MWDs and downhole motors in 2007. With more downhole motors we are able to reduce our reliance on third-party rental motors and the related costs.
     Tubular Services. Revenues for the year ended December 31, 2007 for the Tubular Services segment were $53.5 million, an increase of 5.2% from the $50.9 million in revenues for the year ended December 31, 2006. Revenues from domestic operations increased to $45.6 million in 2007 from $44.4 million in 2006 as a result of the investment in new equipment ~~and the acquisition of Rogers in April 2006.~~. Revenues from Mexican operations increased to $7.9 million in 2007 from $6.5 million in 2006. Income from operations decreased 14.3% to $10.7 million in 2007 from $12.5 million in 2006. Income from operations as a percentage of revenues decreased to 20.1% for 2007 compared to 24.7% for the prior year. The results of our Tubular Services segment were impacted by an increasingly competitive environment domestically for casing and tubing services, exacerbated by the decline in drilling activity in the

U.S. Gulf of Mexico in the last half of 2007, and decreased sales of power tongs in 2007 compared to 2006. While revenues from Mexican operations increased 21.5% in 2007 compared to 2006, they were impacted in the fourth quarter of 2007, by severe weather and flooding in Mexico. We believe these gains in revenues are sustainable assuming a stable rig count, a favorable oil and natural gas price environment and the absence of significant weather disruptions in the U.S. and in Mexico. We expect the competitive challenges in the domestic tubular services market to continue and limit improvement in our operating income margins.
     Underbalanced Drilling. Our Underbalanced Drilling revenues were $51.0 million for the year ended December 31, 2007, an increase of 18.4% compared to $43.0 million in revenues for the year ended December 31, 2006. Income from operations increased 21.1% to $13.1 million in 2007 compared to income from operations of $10.8 million in 2006. Income from operations as a percentage of revenues increased slightly to 25.7% in 2007 from 25.1% in 2006. Our Underbalanced Drilling revenues and operating income for the 2007 period increased compared to the 2006 period due in part to our investment in additional equipment, principally new compressors and new “foam” units. During 2007 Underbalanced Drilling was affected by a decrease in drilling activity in certain geographic areas by some of our customers, offset by an increased market presence and growth in drilling activity in other, more attractive geographic areas. We believe these gains in revenue are sustainable assuming a stable rig count and a favorable oil and natural gas price environment in the U.S. Future growth will be dependent on our ability to penetrate the new developing land drilling markets and our future investment in capital equipment.
     Production Services Segment. Our Production Services revenues were $33.4 million for the year ended December 31, 2007, compared to $19.6 million in revenues for the year ended December 31, 2006. Income from operations was $10.5 million in 2007 compared to income from operations of $2.1 million in 2006. Revenues for 2007 increased compared to 2006 due primarily to our acquisition of Petro Rentals on October 17, 2006, the addition of two coil tubing units in the fourth quarter of 2006, one unit in the first quarter of 2007 and one additional unit delivered at the end of the second quarter of 2007, offset in part by ~~the sale of~~a reduction in revenue generated from our capillary tubing assets ~~in June 2007.~~, which were sold in 2007. Our capillary tubing revenue decreased $6.7 million to $5.6 million for the period from January 1, 2007 until the date of sale, June 29, 2007, compared to $12.3 million for the year ended December 31, 2006. The increase in income from operations can be attributed to an $8.9 million gain on sale of our capillary tubing assets. During 2007 our Production Services segment experienced delays in the delivery and activation of new coil tubing units. As a result, we experienced low utilization for our coil tubing units and increases in personnel expenses, including increased lodging, relocation and training expenses for the crews without the benefit of corresponding increases in revenues. We expect 2008 revenues to be stable as the revenue reduction related to the sale of the capillary assets is expected to be offset by the new coil tubing units placed in service in 2007 and 2008, assuming a stable rig count and a favorable oil and natural gas environment in the U.S. Our income from operations is expected to decline as we will not have the gain from the sale of the capillary assets that we realized in 2007.
Comparison of Years Ended December 31, 2006 and December 31, 2005
     Our revenues for the year ended December 31, 2006 was $311.0 million, an increase of 187.9% compared to $108.0 million for the year ended December 31, 2005. Revenues increased in all of our business segments due to the successful integration of acquisitions completed in the third quarter of 2005 and during 2006, the investment in new equipment, improved pricing for our services, the addition of operations and sales personnel and the opening of new operations offices. Revenues increased most significantly due to the acquisition of DLS on August 14, 2006 which expanded our operations to a sixth operating segment, International Drilling. Revenues also increased significantly at our Rental Services segment due to the acquisition of Specialty effective January 1, 2006. Our Tubular Services segment also had a substantial increase in revenue, primarily due to the acquisitions of the casing and tubing assets of Patterson Services, Inc. on September 1, 2005, and the acquisition of Rogers as of April 1, 2006, along with the investment in additional equipment, improved market conditions and increased market penetration for our services in South Texas, East Texas, Louisiana and the U.S. Gulf of Mexico. Revenues increased at our Underbalanced Drilling segment due to the purchase of additional equipment and improved pricing for our services. Our Directional Drilling segment revenues increased in the 2006 period compared to the 2005 period due to improved pricing for directional drilling services, the August 2005 acquisition of Target which provides MWD tools and the purchase of additional down-hole motors and MWDs which increased our capacity and market presence. The impact of the acquisitions of DLS, Rogers and Target, including the additional MWDs, was to increase consolidated revenues by $69.5 million, $10.8 million and $7.6 million, respectively. The impact of the acquisitions of Specialty and the casing and tubing assets of Patterson Services, Inc. are not easily identifiable as they were quickly integrated with our pre-existing operations, but our Rental Services revenues improved to $51.5 million for the year ended December 31, 2007 compared to $5.1 million for the year ended December 31, 2006 and our Tubular Services revenues increased to $50.9 million compared to $20.9 million for the same period.
     Our gross margin for the year ended December 31, 2006 increased 243.8% to $105.1 million, or 33.8% of revenues, compared to $30.6 million, or 28.3%, of revenues for the year ended December 31, 2005. The increase in gross profit is due to the increase in revenues in all of our business segments. The increase in gross profit as a percentage of revenues is primarily due to the acquisition of Specialty as of January 1, 2006, in the high margin rental tool business, the improved pricing for our services generally and the investments in new capital equipment. Also contributing to our improved gross ~~profit~~ margin was the acquisition of Target, the purchase of additional MWD’s and the acquisition of Rogers. The increase in gross profit was partially offset by an increase in depreciation expense of 315.7% to $20.3 million compared to $4.9 million for 2005. The increase is due to additional depreciable assets resulting from ~~the~~ acquisitions and capital expenditures. The acquisitions of DLS, Petro-Rental, Rogers and Target, including additional MWDs increased depreciation expense by $4.1 million, $688,000, $530,000 and $394,000, respectively. While we cannot specifically identify the impact that the Specialty acquisition had on our gross margin due to the reason described in the preceding paragraph, the gross margin on our total Rental Services segment increased $28.9 million to $32.1 million for the year ended December 31, 2007 from $3.2 million for the year ended December 31, 2006 after the impact of an increase in depreciation expense of $6.7 million to $7.1 million for 2007 from $385,000 for 2006. The gross margin provided from the acquisitions of Rogers and Target, including additional MWDs was $4.7 million and $3.3 million, respectively. Our cost of revenues consists principally of our labor costs and benefits, equipment rentals, maintenance and repairs of our equipment, depreciation, insurance and fuel. Because many of our costs are fixed, our gross profit as a percentage of revenues is generally affected by our level of revenues.
     General and administrative expense was $35.5 million for the year ended December 31, 2006 compared to $15.6 million for the year ended December 31, 2005. General and administrative expense increased due to additional expenses associated with the acquisitions, and the hiring of additional sales, operations and administrative personnel. General and administrative expense also increased because of increased accounting and consulting fees and other expenses in connection with initiatives to strengthen our internal control processes, costs related to Sarbanes Oxley compliance efforts and increased corporate accounting and administrative staff. As a percentage of revenues, general and administrative expenses were 11.4% in 2006 compared to 14.4% in 2005.
     We adopted SFAS No. 123R, Share-Based Payment, effective January 1, 2006. This statement requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. We adopted SFAS No. 123R using the modified prospective transition method, utilizing the Black-Scholes option pricing model for the calculation of the fair value of our employee stock options. Under the modified prospective method, we record compensation cost related to unvested stock awards as of December 31, 2005 by recognizing the unamortized grant date fair value of these awards over the remaining vesting periods of those awards with no change in historical reported earnings. Therefore, we recorded an expense of $3.4 million related to stock awards for the year ended December 31, 2006 of which $3.0 million was recorded in general and administrative expense with the balance being recorded as a direct cost. Prior to January 1, 2006, we accounted for our stock-based compensation using Accounting Principle Board Opinion No. 25, or APB No. 25. Under APB No. 25, compensation expense is recognized for stock options with an exercise price that is less than the market price on the grant date of the option. Accordingly, no compensation cost was recognized under APB No. 25.
     Amortization expense was $1.9 million for the year ended December 31, 2006 compared to $1.5 million for the year ended December 31, 2005. The increase in amortization expense is due to the amortization of intangible assets in connection with our acquisitions. The 2006 acquisitions of Rogers, the OGR assets, Petro and DLS resulted in amortization expense of $166,000, $96,000, $63,000 and $11,000, respectively.
     Income from operations for the year ended December 31, 2006 totaled $67.7 million, a 401.0% increase over the $13.5 million in income from operations for the year ended December 31, 2005, reflecting the increase in our revenues ~~and~~of $202.9 million and the resulting increase in our gross profit of $74.5 million, offset in part by increased general and administrative expenses of $20.0 million. Our income from operations as a percentage of revenues increased to 21.8% in 2006 from 12.5% in 2005 due to the increase in our gross margin which offset the increases in amortization expense and general and administrative expenses.
     Our net interest expense was $20.3 million for the year ended December 31, 2006, compared to $4.7 million for the year ended December 31, 2005. Interest expense increased in 2006 due to our increased debt. In January of 2006 we issued $160.0 million of senior notes bearing interest at 9.0% to fund the acquisition of Specialty, pay off other outstanding debt and for working capital. In August 2006 we issued an additional $95.0 million of senior notes bearing interest at 9.0% to fund a portion of the acquisition of DLS. On December 18, 2006, we borrowed $300.0 million in a senior unsecured bridge loan to fund the acquisition of OGR. The average interest rate on the bridge loan was approximately 10.6%. Interest expense for 2006 includes the write-off of $453,000 related to financing fees on the bridge loan. This bridge loan was repaid on January 29, 2007 and the remaining $1.2 million of financing fees were written off in 2007. In the third quarter of 2005, we incurred debt retirement expense of $1.1 million related to the refinancing of our debt. This amount includes prepayment penalties and the write-off of deferred financing fees from a previous financing.
     Minority interest in income of subsidiaries for the year ended December 31, 2006 was $0 compared to $488,000 for the corresponding period in 2005 due to the our acquisition of the minority interest at AirComp on July 11, 2005.
     Our provision for income taxes for the year ended December 31, 2006 was $11.4 million, or 24.3% of our net income before income taxes, compared to $1.3 million, or 15.8% of our net income before income taxes for 2005. The increase in our provision for income taxes is attributable to the significant increase in our operating income which resulted in the utilization of our deferred tax assets including our net operating losses, and the increase in percentage of income taxes to net income before income taxes attributable to our operations in Argentina which are taxed at 35.0%.
     We had net income attributed to common stockholders of $35.6 million for the year ended December 31, 2006, an increase of 396.5%, compared to net income attributed to common stockholders of $7.2 million for the year ended December 31, 2005.
     The following table compares revenues and income from operations for each of our business segments for the years ended December 31, 2006 and December 31, 2005. Income from operations consists of our revenues less cost of revenues, general and administrative expenses, and depreciation and amortization:

	Revenues			Income (Loss) from Operations
	2006	2005	Change	2006		2005		Change
	(In thousands)
Rental Services	$51,521	$5,059	$46,462	$26,293		$1,300		$24,993
International Drilling	69,490	—	69,490	12,233		—		12,233
Directional Drilling	76,471	46,579	29,892	17,666		7,389		10,277
Tubular Services	50,887	20,932	29,955	12,544		4,994		7,550
Underbalanced Drilling	43,045	25,662	17,383	10,810		5,612		5,198
Production Services	19,550	9,790	9,760	2,137		(99	~~)~~ )	2,236
General Corporate	—	—	—	(13,953	~~)~~ )	(5,678	~~)~~ )	(8,275	~~)~~ )
Total	$310,964	$108,022	$202,942	$67,730		$13,518		$54,212
     Rental Services Segment. Our rental services revenues were $51.5 million for the year ended December 31, 2006, an increase from the $5.1 million in revenues for the year ended December 31, 2005. Income from operations increased to $26.3 million in 2006 compared to $1.3 million in 2005. The increase in revenue and operating income is primarily attributable to the acquisition of Specialty effective January 1, 2006, improved pricing, improved utilization of our inventory of rental equipment and to a lesser extent, the acquisition of the OGR assets in December 2006. The impact of the Specialty acquisition is not easily identifiable as the acquisition was quickly integrated with our pre-existing operations. The acquisition of the OGR assets provided $2.1 million in revenues in 2006.
     International Drilling Segment. Our international drilling revenues were $69.5 million for the year ended December 31, 2006, and our income from operations was $12.2 million. This segment of our operations was created with the acquisition of DLS in August of 2006.
     Directional Drilling Segment. Revenues for the year ended December 31, 2006 for our Directional Drilling segment were $76.5 million, an increase of 64.2% from the $46.6 million in revenues for the year ended December 31, 2005. Income from operations increased 139.1% to $17.7 million for 2006 from $7.4 million for 2005. The improved results for this segment are due to the increase in drilling activity in the Texas and Gulf Coast areas, improved pricing, the acquisition of Target as of August 1, 2005 and the purchase of an additional six MWDs. The acquisition of Target and the additional MWDs provided an additional $7.6 million of revenue and $2.8 million of operating income. Our increased operating expenses as a result of the addition of operations and personnel were more than offset by the growth in revenues and improved pricing for our services.
     Tubular Services Segment. Revenues for the year ended December 31, 2006 for the Tubular Services segment were $50.9 million, an increase of 143.1% from the $20.9 million in revenues for the year ended December 31, 2005. Revenues from domestic operations increased to $44.4 million in 2006 from $14.5 million in 2005 as a result of the acquisition of Rogers, the acquisition of the casing and tubing assets of Patterson Services, Inc. on September 1, 2005 and investment in new equipment, all of which resulted in increased market penetration for our services in South Texas, East Texas, Louisiana and the U.S. Gulf of Mexico. The year ended December 2005 was also adversely impacted by hurricane activity in September of 2005. The impact of the acquisition of casing and tubing assets of Patterson Services, Inc, are not easily identifiable as they were quickly integrated into with our pre-existing operations, but the Rogers acquisition generated an additional $10.8 million in revenues in 2006. Revenues from Mexican operations increased to $6.5 million in 2006 from $6.4 million in 2005. Income from operations increased 151.2% to $12.5 million in 2006 from $5.0 million in 2005. The increase in this segment’s operating income is due to increased revenues both domestically and in our Mexico operations.
     Underbalanced Drilling Segment. Our underbalanced drilling revenues were $43.0 million for the year ended December 31, 2006, an increase of 67.7% compared to $25.7 million in revenues for the year ended December 31, 2005. Income from operations increased 92.6% to $10.8 million in 2006 compared to income from operations of $5.6 million in 2005. Our underbalanced drilling revenues and operating income for the 2006 period increased compared to the 2005 period due in part to the acquisition of the air drilling assets of W. T., our investment in additional equipment and improved pricing in West Texas. The impact of the acquisition of the air drilling assets of W.T. is not easily identifiable as they were quickly integrated into our pre-existing operations.
     Production Services Segment. Our production services revenues were $19.6 million for the year ended December 31, 2006, compared to $9.8 million in revenues for the year ended December 31, 2005. Income from operations was $2.1 million in 2006 compared to a loss from operations of $99,000 in 2005. The increase in ~~revenue~~revenues is attributable to the acquisition of Petro-Rentals completed in October 2006, the acquisition of Capcoil on May 1, 2005 and improved utilization and pricing for our services. The increase in operating income is primarily related to the operations of Petro-Rental and the addition of two coil tubing units in the fourth quarter of 2006, which provided $5.5 million of revenue in 2006.
Liquidity and Capital Resources
     Our on-going capital requirements arise primarily from our need to service our debt, to acquire and maintain equipment, to fund our working capital requirements and to complete acquisitions. Our primary sources of liquidity are proceeds from the issuance of debt and equity securities and cash flows from operations. We had cash and cash equivalents of $43.7 million at December 31, 2007 compared to $39.7 million at December 31, 2006.
Operating Activities
     In the year ended December 31, 2007, we generated $103.5 million in cash from operating activities. Net income for the year ended December 31, 2007 was $50.4 million. Non-cash additions to net income totaled $60.6 million in the 2007 period consisting primarily of $55.0 million of depreciation and amortization, $4.9 million related to the expensing of stock options as required under SFAS No. 123R, $8.0 million of deferred income tax, $730,000 for a provision for bad debts and $3.2 million of amortization and write-off of deferred financing fees, partially offset by $2.3 million of gain from the disposition of equipment and a $8.9 million gain from the sale of capillary assets.
     During the year ended December 31, 2007, changes in working capital used $7.6 million in cash, principally due to an increase of $30.8 million in accounts receivable, an increase of $4.5 million in other assets and an increase in inventories of $5.4 million, offset by a decrease of $8.2 million in other current assets, an increase of $10.7 million in accounts payable, an increase of $6.0 million in accrued interest, an increase of $4.0 million in accrued employee benefits and payroll taxes, an increase of $1.5 million in accrued expenses and an increase in other long-term liabilities of $2.7 million. Our accounts receivables increased at December 31, 2007 primarily due to the increase in our revenues in 2007. Other assets increase primarily due to the contract costs related to the deployment of new rigs for our International Drilling segment. The decrease in other current assets is principally due to the collection of the working capital adjustment from the OGR acquisition for approximately $7.1 million in the first quarter of 2007. Accrued interest increased at December 31, 2007 due principally to interest accrued on our 8.5% senior notes issued in January 2007 and our 9.0% senior notes issued in August 2006 which are both payable semi-annually. Our accounts payable, accrued employee benefits and payroll taxes and other accrued expenses increased primarily due to the increase in costs due to our growth in revenues and acquisition completed in 2007. Other long-term liabilities increased primarily due to the deferral of contract revenue related to our new rigs being constructed in the International drilling segment.
     In the year ended December 31, 2006, we generated $53.7 million in cash from operating activities. Net income for the year ended December 31, 2006 was $35.6 million. Non-cash additions to net income totaled $27.6 million in the 2006 period consisting primarily of $22.1 million of depreciation and amortization, $3.4 million related to the expensing of stock options as required under SFAS No. 123R, $2.2 million of deferred income tax, $781,000 for a provision for bad debts and $1.5 million for amortization of finance fees, believe that this allows him to devote optimal time to our business and increases his efficiency.
     In addition to the benefits named above, we reimburse Mr. Hidayatallah for maintaining an apartment in Houston, Texas in close proximity to our corporate office because Mr. Hidayatallah resides in California. We also reimburse Mr. Hidayatallah for expenses for traveling between Texas and California. Mr. Hidayatallah’s reimbursements for his travel expenses and his apartment in Houston are provided for in his employment agreement.
     We did not provide tax gross-ups related to these perquisites in 2007.
Employee Benefits
     We offer our named executive officers standard employee benefits to provide for them in time of disability and to allow us to remain competitive in the market in order to attract and retain key employees. Our primary benefits, which are available to all employees, include participation in our employee health, dental and vision plans, disability and life insurance plans and our 401(k) savings plan. We currently match 50% of the employees’ pre-tax contributions up to 6% of the employee’s salary (including bonus), subject to contribution limits. We also pay the cost of health insurance premiums for each of our named executive officers.
Compensation of the Named Executive Officers
Chairman & Chief Executive Officer
     We entered into a new employment agreement with Mr. Hidayatallah effective April 2007. The terms of the agreement were proposed by Mr. Hidayatallah and the Compensation Committee retained the services of Cogent to assist in negotiating the terms of the agreement. Pursuant to his agreement, Mr. Hidayatallah’s salary was increased from $400,000 to $500,000, which represented a 25% increase in his annual salary. The salary was set just below the market median as reported by Cogent. The Compensation Committee also felt this increase was reasonable given the competitiveness of the salary in the market, and the significant strides we have made in terms of growth under the direction and leadership of Mr. Hidayatallah. The agreement also provides Mr. Hidayatallah the opportunity to earn an annual incentive bonus equal to 100% of his base salary, which makes him eligible to receive up to $1 million in annual total cash compensation. The resulting total cash compensation would position Mr. Hidayatallah’s pay near the market median if the annual incentive bonus was achieved. For 2007, Mr. Hidayatallah’s annual incentive bonus was based on Allis-Chalmers meeting specified earnings guidance of not less than $1.70 per share. Although Mr. Hidayatallah did not receive his target annual incentive bonus for ~~2007,~~2007 because we did not meet our specified earnings guidance for the year (actual earnings were $1.46 per share), he did receive a discretionary $100,000 bonus for ~~our performance during~~ the first quarter of ~~2007.~~2007 for growing Allis-Chalmers’ operations both domestically and internationally.
     In connection with his employment agreement, Mr. Hidayatallah was awarded 685,000 shares of performance-based restricted stock and 200,000 stock options. The annualized present value of the award is approximately $4.66 million, which is equivalent to 5.8 times the annualized long-term incentive value awarded at the 75th percentile of our peer group. The Compensation Committee granted these awards in order to recognize the dedication and leadership of Mr. Hidayatallah as well as to further retain and motivate Mr. Hidayatallah to continue to focus on the growth of Allis-Chalmers. While this award’s value falls within the top quartile of the market, which is generally outside our normal compensation strategy, the Compensation Committee considered the significant growth of Allis-Chalmers since inception under the direction of Mr. Hidayatallah. Particularly, the Compensation Committee noted that in 2003 we had revenues of $33 million with net income of $2.3 million and in 2007 our revenues increased to $571 million with net income of $50.4 million. In addition, our market capitalization increased from approximately $12 million in 2003 to approximately $512 million in 2007. The Compensation Committee also felt the restricted stock award was appropriate because it is performance-based, making it both tax deductible and stockholder friendly since the performance measure of the restricted stock award is based upon an increase each year in total stockholder return. ~~It should be noted that the first tranche of the restricted stock award did not vest on the first vesting date, which was April 1, 2008, because the performance measure based on total stockholder return was not achieved.~~
Chief Financial Officer
     We entered into a new employment agreement with Mr. Perez effective April 2007. Pursuant to his new agreement, Mr. Perez’ salary was increased from $260,000 to $286,000, which represented approximately a 10% increase in his annual salary. In considering the competitiveness of the increase, the Compensation Committee was provided with market data which showed the increase would position his base salary just above the market median. The agreement also provides Mr. Perez the opportunity to earn an annual incentive bonus equal to 50% of his base salary. The total cash compensation that Mr. Perez is eligible to receive is between the market 25th percentile and the median, according to information provided to the Compensation Committee by Cogent. For 2007, Mr. Perez’ annual incentive bonus was based on him meeting individual performance goals of managing our financial reporting function, maintaining Sarbanes-Oxley compliance, obtaining financing for acquisitions and receiving an unqualified audit opinion from our independent public accountants. In addition, Mr. Perez’ annual incentive bonus was based on Allis-Chalmers meeting specified earnings guidance of not less than $1.70 per share. Although Mr. Perez met his individual performance goals, we did not meet our earnings guidance for the year ~~and, therefore~~(actual earnings were $1.46 per share). Therefore, Mr. Perez did not receive an annual incentive bonus for 2007.
     In connection with his employment agreement, Mr. Perez was awarded 15,000 stock options and 25,000 shares of performance-based restricted stock. The annual present value of the equity on the date of grant positioned Mr. Perez’ total direct compensation around the market 75th percentile, according to a report provided to us by Cogent. In making these grants, the Compensation Committee considered such factors as his role in obtaining financing for our acquisitions, his oversight in the successful implementation of our financial controls systems, his receipt of three consecutive “clean” audit opinions and his overall leadership in the accounting and finance function.
General Counsel & Secretary
     We entered into a new employment agreement with Mr. Pound in December 2007. Pursuant to his new agreement, Mr. Pound’s salary was increased from $240,000 to $250,000, which represented approximately a 4% increase and positioned his base salary at the market median. The agreement also provides Mr. Pound the opportunity to earn an annual incentive bonus equal to 50% of his base salary. The total cash compensation that Mr. Pound is eligible to receive is between the market 25th percentile and the median, based on information provided by Cogent. For 2007, Mr. Pound’s annual incentive bonus was based on him meeting individual performance goals of successfully completed acquisitions, timely filing of regulatory reports and successful management of our legal issues. In addition, Mr. Pound’s annual incentive bonus was based on Allis-Chalmers meeting specified earnings guidance of not less than $1.70 per share. Although Mr. Pound met his individual performance goals, we did not meet our earnings guidance for the year ~~and, therefore~~(actual earnings were $1.46 per share). Therefore, Mr. Pound did not receive ~~a~~an annual incentive bonus for 2007.
     In connection with his employment agreement, Mr. Pound was awarded 15,000 shares of restricted stock. This equity grant was awarded to Mr. Pound for the high level of responsibility he assumed in successfully overseeing our acquisitions and other important compliance responsibilities. In addition, these equity awards were made to retain and motivate Mr. Pound to focus on the long-term growth of Allis-Chalmers.
President and CEO of Strata Directional Technology LLC
     We entered into a new employment agreement with Mr. Bryan in July 2007. Mr. Bryan’s salary was maintained at $250,000 as his base salary was already positioned between the market median and the 75th percentile. The agreement also provides Mr. Bryan the opportunity to earn an annual incentive bonus equal to 100% of his base salary. The total cash compensation that Mr. Bryan is eligible to receive is above the market’s 75th percentile, according to information provided to the Compensation Committee by Cogent. For 2007, Mr. Bryan ~~received an~~‘s annual incentive bonus ~~of $231,250. Mr. Bryan’s sole performance measure in determining his~~was based on Strata Directional Technology LLC, or Strata, meeting financial goals of EBITDA of $21.9 million for the year. Mr. Bryan received an annual incentive bonus ~~is budgeted EBITDA and Mr. Bryan exceeded his EBITDA performance~~of $231,250 for meeting such financial goals.
     In connection with his employment agreement, Mr. Bryan was awarded 112,500 shares of restricted stock for 2007. This equity grant was awarded to Mr. Bryan for being the highest performing named executive officer in 2007. Despite losing 19 directional drillers in 2007, his division maintained EBITDA and revenue targets and had the highest return on capital employed. In addition, the Compensation Committee considered the high performance of Strata ~~Directional Technology LLC, or Strata~~, over the past five years. In 2003 Strata had revenues of $16.0 million and EBITDA of $1.4 million. Under the leadership of Mr. Bryan, in 2007 Strata had increased its revenues to $96 million with EBITDA of $21.9 million. Strata also has the highest return on capital employed among all of our business segments. The size of Mr. Bryan’s equity award in comparison to those made to other named executive officers for 2007, other than the chief executive officer, is a reflection of Mr. Bryan’s exceptional performance during 2007.
Senior Vice President—Oilfield Services
     We entered into a new employment agreement with Mr. Keane in July 2007 and increased his salary from $175,000 to $225,000, which represented a 29% increase in his annual base salary. Mr. Keane’s 2007 compensation is based upon his service as President of

AirComp LLC. In January 2008, Mr. Keane was promoted to Senior Vice President – Oilfield Services and his ~~basic~~ salary was increased to $250,000. The increase positioned Mr. Keane’s salary between the market median and the 75th percentile. In April 2008, Mr. Keane’s employment agreement was amended to reflect his new position and his salary was increased to $275,000.
     The agreement also provides Mr. Keane the opportunity to earn an annual incentive bonus equal to 100% of his base salary. The total cash compensation that Mr. Keane is eligible to receive is above the market’s 75th percentile according to information provided to the Compensation Committee by Cogent. For 2007, Mr. Keane ~~received an~~‘s annual incentive bonus ~~of $156,250. Mr. Keane’s sole performance measure in determining his~~was based on AirComp LLC meeting financial goals of EBITDA of $16.1 million for the year. Mr. Keane received an annual incentive bonus ~~is budgeted EBITDA and Mr. Keane exceeded his EBITDA performance~~of $156,250 for meeting such financial goals.
     In connection with his employment agreement, Mr. Keane was awarded 45,000 shares of restricted stock in 2007. This award was made in part as consideration for his role in the revenue growth of his division over the past 5 years. In 2003 AirComp LLC had revenues of $6.7 million and EBITDA of $1.2 million. Under the leadership of Mr. Keane, in 2007 AirComp LLC had revenues of $51 million and EBITDA of $16.8 million. In addition, the equity award was made to further retain and motivate Mr. Keane to continue in our successful growth.
Executive Compensation Policies and Processes
Equity Award Grant Practices
     We award all stock options to purchase our common stock to executive officers and all other employees at the market price of our common stock on the grant date. Employees are not allowed to select the effective date of stock option grants and neither we nor the Compensation Committee has ever back-dated any option awards. Although the Compensation Committee does not set specific dates in which it makes equity awards, the Compensation Committee does not time its approval of equity awards around the release of any material non-public information.
Policy Regarding Section 162(m) of the Internal Revenue Code
     Section 162(m) of the Internal Revenue Code generally limits our ability to take a federal income tax deduction for compensation paid to our named executive officers in excess of $1 million. The stock options we grant have been structured to qualify as performance-based so they are not subject to this deduction limitation. Although the Compensation Committee will seek to utilize deductible forms of compensation to the extent practicable, it believes it is important to preserve flexibility in administering compensation programs. Accordingly, we have not adopted a policy that all compensation must qualify as deductible under Section 162(m).
     For 2007, our executive compensation had the following implications under Section 162(m) of the Internal Revenue Code:
•	Base salaries for all named executive officers were fully deductible in 2007 as each of those salaries were under $1 million.

•	Stock options awards were granted under the stockholder approved 2006 Incentive Plan and are deductible as performance-based compensation under Section 162(m).
     The restricted shares granted to our CEO in connection with his employment agreement were granted under the stockholder approved 2006 Incentive Plan and are deductible as performance-based compensation because they vest only upon the achievement of certain performance goals.
Executive Stock Ownership Guidelines
     We do not currently have any policy or guidelines that require a specified ownership of our common stock by our directors or executive officers or stock retention guidelines applicable to equity-based awards granted to directors and executive officers. However, the Compensation Committee has committed itself to working with Cogent Compensation Partners, Inc. to develop and establish stock ownership requirements. The Compensation Committee believes that establishing ownership guidelines will more closely align our key executives’ interests with those of our stockholders. The Compensation Committee will establish target ownership requirements by conducting a study into the market levels of required ownership.